EXHIBIT 3.1

CERTIFICATE OF AMENDMENT

TO AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

CONSOL ENERGY INC.

CONSOL ENERGY INC. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware hereby certifies as follows:

FIRST: That at a meeting of the Board of Directors of the Corporation, resolutions were duly adopted setting forth proposed amendments to the Amended and Restated Certificate of Incorporation of the Corporation, declaring said amendments to be advisable and directing that the amendments be considered at the next annual meeting of the stockholders of the Corporation.

The text of the amendments to the Amended and Restated Certificate of Incorporation as set forth in such resolution is as follows:

1. Section 6.2(c) of the Amended Restated Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

“Subject to any rights granted to the holders of shares of any series of Preferred Stock then outstanding, (x) for so long as the directors are divided into classes, which for the avoidance of doubt shall be until the date of the Corporation’s annual meeting of stockholders to be held in 2022, any director may be removed from office only for cause and only upon the affirmative vote of the holders of at least two-thirds (66 2/3%) in voting power of the outstanding shares of capital stock entitled to vote in an election of such director and (y) from and after the time at which the directors are no longer divided into classes, which for the avoidance of doubt shall be on or after the date of the Corporation’s annual meeting of stockholders to be held in 2022, any director may be removed at any time, either with or without cause, upon the affirmative vote of the holders a majority of the outstanding shares of capital stock of the Corporation then entitled to vote in an election of such director.”

2. Article XI of the Amended Restated Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

“The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by this Certificate of Incorporation and the DGCL, and all rights, preferences and privileges herein conferred upon stockholders by and pursuant to this Certificate of Incorporation in its current form or as hereafter amended are granted subject to the right reserved in this Article XI. Notwithstanding the foregoing or any other provisions of this Certificate of Incorporation or any provision of law which might otherwise permit a lesser vote or no vote, provided that in addition to any affirmative vote of the holders of any particular class or series of the capital stock of the Corporation required by law or by this Certificate of Incorporation, for so long as the directors are divided into classes, which for the avoidance of doubt shall be until the date of the Corporation’s annual meeting of stockholders to be held in 2022, the affirmative vote of the holders of at least three quarters (75%) of the voting power of all of the outstanding shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class, shall be required to alter, amend or repeal, or to adopt any provision inconsistent with Section 6.2.”

SECOND: That said amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware. The foregoing amendments shall be effective upon filing with the Secretary of State of the State of Delaware.

THIRD: All other provisions of the Amended and Restated Certificate of Incorporation shall remain in full force and effect.

(Signature Page Follows.)

IN WITNESS WHEREOF, said Corporation has caused this certificate to be signed this 8th day of May, 2020.

By:	/s/ Martha A. Wiegand
Name:	Martha A. Wiegand
Title:	Secretary